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                              October 13, 2023

       Steven Feng
       Chief Financial Officer
       NIO Inc.
       Building 20, 56 Antuo Road
       Jiading District, Shanghai 201804
       People   s Republic of China

                                                        Re: NIO Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 1, 2023
                                                            File No. 001-38638

       Dear Steven Feng:

              We have reviewed your September 1, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 24,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

   1. We note your response to comment 1, as well as your response to prior comment 3.
                                                        Please amend this
section of your filing to disclose the partial ownership NIO China by four state-owned
enterprises and outlining any ability, either individually or collectively, to influence your
operations or the direction of your management and policies, including through the nomination
of directors. Please also clarify for us whether Awesome Pilot
                                                        Limited is affiliated
with any government entities. Please further revise to disclose your conclusion as to
whether Xiaobei Chen is an official of the CCP and how you considered the material facts
underlying this conclusion, including that she is the director designated by a PRC state-owned
enterprise and serves as a member of the Chinese Communist Party
                                                        Committee of a PRC
state-owned enterprise. Please further revise to identify this PRC state-owned enterprise,
outline XiaoBei Chen   s roles and responsibilities within the CCP
 Steven Feng
NIO Inc.
October 13, 2023
Page 2
      committee as well as the enterprise, and disclose whether she is a CCP member.
       Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377
with any other questions.



                                                         Sincerely,
FirstName LastNameSteven Feng
                                                         Division of
Corporation Finance
Comapany NameNIO Inc.
                                                         Disclosure Review
Program
October 13, 2023 Page 2
cc:       Yuting Wu, Esq.
FirstName LastName